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                            CINRAM INTERNATIONAL INC.

                   ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
                                       OF
                            CINRAM INTERNATIONAL INC.
                                 (THE "COMPANY")

                                   MAY 1, 2006

                            REPORT OF VOTING RESULTS

  National Instrument 51-102 - Continuous Disclosure Obligations (Section 11.3)

THE FOLLOWING MATTERS WERE PUT TO A VOTE BY A SHOW OF HANDS AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE COMPANY:

                                                                 RESULTS OF VOTE
                                                                 ---------------

1.   The election of the following nominees as directors of          Carried
     the Company for a term ending at the next annual meeting
     of shareholders or until their successors are elected or
     appointed:

     Henri A. Aboutboul
     Robert B. Jamieson
     Norman May
     Nadir H. Mohamed
     Isidore Philosophe
     John R. Preston
     Lewis Ritchie
     David Rubenstein
     Michael P. Sherman
     Peter G. White

2.   The appointment of KPMG LLP, Chartered Accountants, as          Carried
     auditors of the Company for the ensuing year.

3.   The approval of a long-term incentive plan in the event         Carried
     the proposed Plan of Arrangement becomes effective.

4.   The approval of a deferred unit plan in the event the           Carried
     proposed Plan of Arrangement becomes effective.
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THE FOLLOWING MATTERS WERE PUT TO A VOTE BY BALLOT, WHICH INCLUDES VOTES CAST IN
PERSON AND BY PROXY:

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
                                                          % OF          % OF
                                                       VOTES FOR   VOTES AGAINST
                                                       ---------   -------------
1.   Special resolution approving a plan of              99.96          0.04
     arrangement under Section 192 of the Canada
     Business Corporations involving the Company and
     its shareholders providing for the
     capitalization of Cinram International Income
     Fund.
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